82-1683

BCSC British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

SUPPL

04012694

Freedom of Information and Prote ...sonal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act.* Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), PO Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED			DATE OF REPORT Y	M	D
BAYSWATER VENTURES CORP. (formerly Enwest Ventures Corp.)	03	11	30	04	01	29

ISSUER ADDRESS				
Suite 202 – 837 WEST HASTINGS STREET				
CITY/	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	BC	V6C 3N6	604-684-6242	604-684-6264
CONTACT PERSON		CONTACT'S POSITION		CONTACT TELEPHONE NO.
GEORGE LEARY		PRESIDENT		403-932-3775
CONTACT EMAIL ADDRESS		WEB SITE ADDRESS		

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED Y	M	D
"DAVID PATTERSON"	DAVID PATTERSON	04	01	29
"GEORGE LEARY"	GEORGE LEARY	04	01	29

FIN51-901F Rev.2000/12/19

SCHEDULE A: FINANCIAL INFORMATION

See attached unaudited financial statements for the nine months ended November 30, 2003.

SCHEDULE B: SUPPLEMENTARY INFORMATION

1. Analysis of expenses and deferred costs

   See attached unaudited financial statements for the nine months ended November 30, 2003.

2. Related party transactions

   See Note 6 of the attached unaudited financial statements for the nine months ended November 30, 2003.

3. a) Summary of securities issued during the period:

Date of Issue	Type of Securities	Type of Issue	Number or Amount	Price	Total Proceeds	Type of Consideration
July 10, 2003	Common	Private Placement	3,000,000	$0.10	$300,000	Cash
November 24, 2003	Common	Private Placement	2,000,000	$0.175	$350,000	Cash
November 24, 2003	Common	Private Placement	666,666	$0.15	$100,000	Cash

   b) Summary of stock options granted during the period:

Date of Issue	Number of Options Granted	Name of Optionee	Position	Exercise Price	Expiry Date
October 6, 2003	180,000	George Leary	Director	$0.225	October 5, 2008
October 6, 2003	50,000	Marion McGrath	Officer	$0.225	October 5, 2008
October 6, 2003	100,000	Sergui Silaev	Consultant	$0.225	October 5, 2008
October 6, 2003	50,000	Peter Dunfield	Consultant	$0.225	October 5, 2008
October 6, 2003	75,000	Dave Patterson	Director	$0.225	October 5, 2008
October 6, 2003	25,000	Kerry Sparkes	Director	$0.225	October 5, 2008

4. As at the end of the reporting period:

   a) Authorized capital stock: 100,000,000 common shares without par value

   b) Shares issued and outstanding:

	Number of Common Shares		Amount
Balance, November 30, 2003	7,489,686	$	3,777,230

SCHEDULE B: SUPPLEMENTARY INFORMATION (cont'd…)

c) Options, warrants and convertible securities outstanding:

See Note 5 in the attached unaudited financial statements for the nine months ended November 30, 2003.

d) Number of escrow shares: nil

5. Directors and Officers:

George Leary – Director and President
David Patterson –Director
Klaus Eckhof - Director
Marion McGrath – Secretary

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS

Bayswater Ventures Corp. (the "Company") is a junior natural resource company. On February 25, 2003, the Company changed its name from Enwest Ventures Corp. to Bayswater Ventures Corp. and consolidated its share capital on a 3 old for 1 new basis. The Company is a public company and trading on the TSX Venture Exchange under the symbol "BVE".

Operations

The Company reported a loss of $378,670 for the nine months ended November 30, 2003 compared to a loss of $223,457 for the nine months ended November 30, 2002. A considerable portion of the loss in the current period is attributable to the $89,591 in travel, $57,084 in property investigation costs and professional fees of $66,631. These costs were primarily incurred in connection with the Chilchinskoye gold prospect. The majority of loss incurred in the previous year was the Company's $172,245 write-down of its oil and gas interest.

During the current period of 2003, there has been an overall increase in the Company's expenses over the nine months ended 2002. This increase is mainly attributed to management's extensive focus of financing the Company and the acquisition of various mining projects.

At November 30, 2003, the Company had working capital of $317,344. The Company does not have any revenue producing assets and is dependent on additional equity or debt financing in order to meet continuing working capital obligations and to participate in new mineral property acquisitions. It has completed three and negotiated one separate private placement financings to fulfil its obligations for its newly acquired property commitments (see "Mineral Property").

Mineral Property

a) The Company entered into an option agreement with Terra Nova Gold Corp. ("Terra Nova") wherein the Company can acquire a 95% interest in Terra Nova's South Quinn Lake project in Newfoundland. Pursuant to an option agreement entered into between Terra Nova and South Coast Ventures Inc. ("South Coast"), Terra Nova has the right to earn a 100% interest in the project, subject to a 2% net smelter return. The Company will assume all of Terra Nova's remaining obligations and make cash payments of $15,000 in the first year (paid), $20,000 in the second year and $30,000 in the third year. Minimum work commitments will apply as $75,000 in the first year (paid subsequent to November 30, 2003) and a total of $344,029 by the end of the third year. The Company will be required to pay Terra Nova the cash equivalent of any share payments Terra Nova issues to South Coast of which the Company paid Terra Nova $18,750 which is the cash equivalent of 75,000 Terra Nova shares at a deemed value of $0.25 per share. During the period, the Company incurred $1,298 in exploration expenditures.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

Mineral Property (cont'd…)

b) The Company announced during the period that it has entered into an agreement to form a joint venture with Stangold Co. Ltd. ("Stangold"), a private Russian company, to explore the Chilchinskoye gold prospect in the Amur Region of the south central portion of Russia. The Company has the right to acquire, indirectly through Stangold, 76% interest in an exploration an production license comprising 480 square kilometers covering the Chilchinskoye gold prospect.

The Company will acquire equity interests in Stangold as it makes capital contributions to Stangold. Over a period of three years from closing, the Company has the right to acquire up to a 74.9% equity interest in Stangold by making scheduled capital contributions to Stangold totalling US$8,500,000, with US$1,500,000, US$3,000,000 and US$4,000,000 being payable within one, two and three years of closing, respectively. The capital contributions made by the Company to Stangold will be used to fund exploration and development on the Chilchinskoye gold prospect. From the US$1,500,000 payable within the first year, the expenditures of Stangold this year of up to US$850,000 are to be reimbursed by the Company.

The Company will also have an exclusive option to acquire at any time an additional 1.1% equity interest in Stangold, such that its equity interest would increase to 76.0%, for an additional contribution of US$2,000,000.

In addition, the Company has also agreed to issue an aggregate of 6,500,000 common shares of the Company to the five individual founders ("Founders") of Stangold, of which 2,000,000 are issuable on closing, and 1,500,000 are issuable on each of the first, second and third anniversaries of closing. The Company has also agreed to make aggregate cash payments of US$1,200,000 to the founders, with US$300,000, US$400,000 and US$500,000 payable on each of the first, second and third anniversaries respectively, of closing.

Upon Stangold ultimately achieving certain levels of gold reserves or certain recommended production rates in respect of the Chilchinskoye gold prospect, as may be set forth in a positive feasibility report, the Company has agreed to issue shares and make cash payments to the Founders aggregately in graduated amounts to a maximum of 7,500,000 shares and US$7,500,000 in the case where a feasibility report ultimately indicates the property contains at least 10,000,000 ounces of gold reserves or ultimately recommends a production rate for the property of at least 500,000 ounces per year.

The Company has agreed to issue 500,000 common shares as a finder's fee to an arm's length party at the time of closing of the transaction.

The completion of the transaction is subject to the transfer of the Chilchinskoye license to Stangold and obtaining all necessary regulatory approvals.

Financings

a) During the period, the Company completed a 3,000,000 unit financing for proceeds of $300,000 pursuant to a private placement. Each unit consists of one common share and one warrant enabling the holder to acquire an additional common share at $0.12 per share for a two year period.

b) The Company entered into private placement agreements to issue 2,333,333 units for proceeds of $350,000. Each unit consists of one common share and one warrant enabling the holder to acquire an additional common share at $0.30 per share for a two year period. During the period, the Company closed on $100,000 of this private placement. The balance of funds held by the Company were returned to the respective placees.

SCHEDULE C: MANAGEMENT DISCUSSION AND ANALYSIS (cont'd…)

Financings (cont'd…)

c) The Company completed a private placement consisting of the sale of up to 2,000,000 units, each unit consisting of one common share and one share purchase warrant at a price of $0.175 per unit for gross proceeds to the Company of $350,000. Each share purchase warrant will entitle the holder to purchase one common share of the Company at a price of $0.345 per share for a period of two years from the date of issuance.

d) The Company entered into a private placement to issue 1,111,111 units for proceeds of $250,000. This transaction closed subsequent to November 30, 2003. See "Subsequent Events".

Investor Relations

Management of the Company replied to shareholder inquiries. The Company has not entered into any formal investor relations contracts or agreements.

Subsequent Events

The following events occurred subsequent to November 30, 2003:

a) The Company completed a private placement consisting of the sale of 1,111,111 units at a price of $0.225 per unit for total proceeds of $250,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.30 per share.

b) Kerry Sparkes resigned as a director of the Company.

c) Klaus Eckhof was appointed to the Board of Directors

BAYSWATER VENTURES CORP.
(formerly Enwest Ventures Corp.)

FINANCIAL STATEMENTS

NOVEMBER 30, 2003
(Prepared by management without audit)

BAYSWATER VENTURES CORP.
(formerly Enwest Ventures Corp.)
BALANCE SHEET
AS AT
(prepared by management without audit)

	Nov 30 2003	Feb 28 2003
ASSETS		
Current		
Cash	$ 256,892	$ 9,432
Receivables	43,374	26,079
Advances	55,377	-
	355,643	35,511
Mineral Property (Note 3)	33,750	-
Deferred Exploration	1,298	-
	$ 390,691	$ 35,511
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)		
Current		
Accounts payable and accrued liabilities	$ 38,299	$ 64,768
Loans payable	-	129,431
	38,299	194,199
Shareholders' equity (deficiency)		
Capital stock (Note 4)	3,777,230	3,027,230
Subscriptions received in advance	150,000	35,000
Contributed Surplus	24,750	-
Deficit	(3,599,588)	(3,220,918)
	352,392	(158,688)
	$ 390,691	$ 35,511

Nature and continuance of operations (Note 1)

Subsequent events (Note 9)

On behalf of the Board:

"David Patterson" Director "George Leary" Director

The accompanying notes are an integral part of these financial statements.

BAYSWATER VENTURES CORP.
(formerly Enwest Ventures Corp.)
STATEMENT OF OPERATIONS AND DEFICIT
(prepared by management without audit)

	3 months Nov 30, 2003	3 months Nov 30, 2002	9 months Nov 30, 2003	9 months Nov 30, 2002
EXPENSES				
Administration	$ 7,500	$ 12,000	$ 25,000	$ 36,000
Consulting fees	4,765	-	25,150	-
Filing fees	9,951	1,170	21,649	3,225
Management fees	9,000	-	30,000	-
Office and miscellaneous	4,208	522	21,628	2,201
Printing	-	-	3,153	-
Professional fees	35,381	2,266	66,631	13,008
Property investigation	8,963	-	57,084	-
Rent	3,000	3,000	10,000	9,000
Stock based compensation	24,750	-	24,750	-
Transfer agent fees	793	816	5,652	3,631
Travel and related	12,190	-	89,591	-
	(120,501)	(19,774)	(380,288)	(67,065)
OTHER ITEMS				
Forgiveness of debt	-	7,000	-	15,853
Interest income	429	-	1,618	-
Write-down of oil and gas property	-	(172,245)	-	(172,245)
	429	(165,245)	1,618	(156,392)
Loss for the period	(120,072)	(185,019)	(378,670)	(223,457)
Deficit, beginning of period	(3,479,516)	(3,018,276)	(3,220,918)	(2,979,838)
Deficit, end of period	$ (3,599,588)	$ (3,203,295)	$ (3,599,588)	$ (3,203,295)
Basic and diluted loss per common share	$ (0.02)	$ (0.03)	$ (0.11)	$ (0.04)
Weighted average number of common shares outstanding	4,998,844	5,469,061	3,452,111	5,120,122

The accompanying notes are an integral part of these financial statements.

BAYSWATER VENTURES CORP.
(formerly Enwest Ventures Corp.)
STATEMENT OF CASH FLOWS
(prepared by management without audit)

	3 months Nov 30, 2003	3 months Nov 30, 2002	9 months Nov 30, 2003	9 months Nov 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES				
Loss for the period	$ (120,072)	$ (185,019)	$ (378,670)	$ (223,457)
Items not including cash:				
Write-down of oil and gas property	-	172,245	-	172,245
Stock based compensation	24,750	-	24,750	-
Changes in non-cash working capital items:				
(Increase)/decrease in receivables	(3,399)	220	(17,295)	5,472
(Increase)/decrease in advances	(26,205)	-	(55,377)	-
Increase/(decrease) in accounts payable and accrued liabilities	24,230	5,714	(26,469)	7,741
Net cash used in operating activities	(100,696)	(6,840)	(453,061)	(37,999)
CASH FLOWS FROM INVESTING ACTIVITIES				
Acquisition of mineral property	-	-	(33,750)	-
Deferred exploration costs	(1,298)	-	(1,298)	-
Expenditures on oil and gas properties	-	(3,000)	-	(3,000)
	(1,298)	(3,000)	(35,048)	(3,000)
CASH FLOWS FROM FINANCING ACTIVITIES				
Due to related parties	-	6,000	-	16,000
Loans payable	-	2,062	(129,431)	21,322
Subscriptions received in advance	(200,000)	-	115,000	-
Private placement	450,000	-	750,000	-
Net cash provided by financing activities	250,000	8,062	735,569	37,322
Change in cash during the period	148,006	(1,778)	247,460	(3,677)
Cash, beginning of period	108,886	1,791	9,432	3,690
Cash, end of period	$ 256,892	$ 13	$ 256,892	$ 13

The accompanying notes are an integral part of these financial statements.

1. NATURE AND CONTINUANCE OF OPERATIONS

The Company was incorporated under the *Company Act* (British Columbia) on June 26, 1979 under the name Dalmatian Resources Ltd. On February 18, 2002, the Company consolidated its capital stock on a 3:1 basis and changed its name to Enwest Ventures Corp. Further, on February 25, 2003, the Company consolidated its capital stock on a 3:1 basis and changed its name to Bayswater Ventures Corp.

The Company is a junior natural resource company. To date, the Company has not earned significant revenues and is considered to be in the development stage.

These financial statements have been prepared on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

	Nov 30, 2003	Feb 28, 2003
Working capital (deficiency)	$ 317,344	$ (158,688)
Deficit	(3,599,588)	(3,220,918)

2. SIGNIFICANT ACCOUNTING POLICIES

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting year. Actual results could differ from the estimates.

Mineral properties

The Company records its interests in mineral properties and areas of geological interest at cost. All direct and indirect costs relating to the acquisition of these interests are capitalized on the basis of specific claim blocks or areas of geological interest until the properties to which they relate are placed into production, sold or management has determined there to be an impairment. These costs will be amortized on the basis of units produced in relation to the proven reserves available on the related property following commencement of production. Mineral properties which are sold before that property reaches the production stage will have all revenues from the sale of the property credited against the cost of the property. Properties which have reached the production stage will have a gain or loss calculated based on the portion of that property sold.

The recorded cost of mineral exploration interests is based on cash paid, the assigned value of share considerations and exploration and development costs incurred. The recorded amount may not reflect recoverable value as this will be dependant on the development program, the nature of the mineral deposit, commodity prices, adequate funding and the ability of the Company to bring its projects into production.

2. SIGNIFICANT ACCOUNTING POLICIES (cont'd...)

Deferred exploration costs

The Company defers expenditures directly attributable to the exploration and development of mineral properties, pending a decision as to the commercial viability of a property. If reserves are developed, the deferred costs will be amortized to operations when production is commenced on the property. Such amortization will be computed on the basis of units produced in relation to the estimated reserves. Upon abandonment or sale of a project, all deferred costs relating to the project will be expensed in the year of abandonment or sale.

Cost of maintaining mineral properties

The Company does not accrue the estimated future costs of maintaining its mineral properties in good standing.

Environmental protection and rehabilitation costs

Liabilities related to environmental protection and rehabilitation costs are accrued and charged to income when their likelihood of occurrence is established. This includes future removal and site restoration costs as required due to environmental law or contracts.

Stock-based compensation plan

Effective April 1, 2002, the Company adopted the new CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", which recommends the fair value-based methodology for measuring compensation costs. The new section also permits, and the Company has adopted, the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earnings per share as if the fair value method had been adopted. Any consideration paid by the option holders to purchase shares is credited to capital stock.

Future income taxes

Future income taxes are recorded for using the asset and liability method. Under the asset and liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the period. Existing stock options and share purchase warrants have not been included in the computation of diluted loss per share because to do so would be anti-dilutive.

Basic loss per share is calculated using the weighted-average number of shares outstanding during the period.

2. **SIGNIFICANT ACCOUNTING POLICIES** (cont'd...)

Comparative figures

Certain comparative figures have been reclassified to conform with the current period's presentation.

3. **MINERAL PROPERTY**

a) The Company entered into an option agreement with Terra Nova Gold Corp. ("Terra Nova") wherein the Company can acquire a 95% interest in Terra Nova's South Quinn Lake project in Newfoundland. Pursuant to an option agreement entered into between Terra Nova and South Coast Ventures Inc. ("South Coast"), Terra Nova has the right to earn a 100% interest in the project, subject to a 2% net smelter return. The Company will assume all of Terra Nova's remaining obligations and make cash payments of $15,000 in the first year (paid), $20,000 in the second year and $30,000 in the third year. Minimum work commitments will apply as $75,000 in the first year (paid subsequent to November 30, 2003) and a total of $344,029 by the end of the third year. The Company will be required to pay Terra Nova the cash equivalent of any share payments Terra Nova issues to South Coast of which the Company paid Terra Nova $18,750 which is the cash equivalent of 75,000 Terra Nova shares at a deemed value of $0.25 per share. During the period the Company incurred $1,298 in exploration expenditures.

b) The Company announced during the period that it has entered into an agreement to form a joint venture with Stangold Co. Ltd. ("Stangold"), a private Russian company, to explore the Chilchinskoye gold prospect in the Amur Region of the south central portion of Russia. The Company has the right to acquire, indirectly through Stangold, 76% interest in an exploration an production license comprising 480 square kilometers covering the Chilchinskoye gold prospect.

   The Company will acquire equity interests in Stangold as it makes capital contributions to Stangold. Over a period of three years from closing, the Company has the right to acquire up to a 74.9% equity interest in Stangold by making scheduled capital contributions to Stangold totalling US$8,500,000, with US$1,500,000, US$3,000,000 and US$4,000,000 being payable within one, two and three years of closing, respectively. The capital contributions made by the Company to Stangold will be used to fund exploration and development on the Chilchinskoye gold prospect. From the US$1,500,000 payable within the first year, the expenditures of Stangold this year of up to US$850,000 are to be reimbursed by the Company.

   The Company will also have an exclusive option to acquire at any time an additional 1.1% equity interest in Stangold, such that its equity interest would increase to 76.0%, for an additional contribution of US$2,000,000.

   In addition, the Company has also agreed to issue an aggregate of 6,500,000 common shares of the Company to the five individual founders ("Founders") of Stangold, of which 2,000,000 are issuable on closing, and 1,500,000 are issuable on each of the first, second and third anniversaries of closing. The Company has also agreed to make aggregate cash payments of US$1,200,000 to the founders, with US$300,000, US$400,000 and US$500,000 payable on each of the first, second and third anniversaries respectively, of closing.

   Upon Stangold ultimately achieving certain levels of gold reserves or certain recommended production rates in respect of the Chilchinskoye gold prospect, as may be set forth in a positive feasibility report, the Company has agreed to issue shares and make cash payments to the Founders aggregately in graduated amounts to a maximum of 7,500,000 shares and US$7,500,000 in the case where a feasibility report ultimately indicates the property contains at least 10,000,000 ounces of gold reserves or ultimately recommends a production rate for the property of at least 500,000 ounces per year.

3. MINERAL PROPERTY (cont'd...)

The Company has agreed to issue 500,000 common shares as a finder's fee to an arm's length party at the time of closing of the transaction.

The completion of the transaction is subject to the transfer of the Chilchinskoye license to Stangold and obtaining all necessary regulatory approvals.

4. CAPITAL STOCK

	Number of Shares		Amount
Authorized			
100,000,000 common shares without par value			
Issued			
As at February 28, 2003	1,823,020	$	3,027,230
Shares issued for cash	5,666,666		750,000
Balance, November 30, 2003	7,489,686	$	3,777,230

As at November 30, 2003 there are no common shares being held in escrow.

5. STOCK OPTIONS AND WARRANTS

Stock options

The Company follows the policies of the TSX Venture Exchange under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common stock of the Company. Under the policies, the exercise price of each option equals the market price, minimum price or a discounted price, of the Company's stock as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

As at November 30, 2003, the Company had outstanding stock options enabling the holders to acquire further common shares as follows:

Number of Shares	Exercise Price	Expiry Date
480,000	$0.225	October 5, 2008

5. STOCK OPTIONS AND WARRANTS (cont'd...)

Warrants

As at November 30, 2003, the Company had outstanding share purchase warrants, enabling the holders to acquire further common shares as follows:

Number of Shares	Exercise Price	Expiry Date
652,777	$ 0.36	April 18, 2004
3,000,000	0.12	July 10, 2005
2,000,000	0.345	November 23, 2005
666,666	0.30	November 23, 2005

6. RELATED PARTY TRANSACTIONS

a) The Company paid or accrued $30,000 for management fees to the president of the Company.

b) The Company paid or accrued $10,000 for rent to the president of the Company.

c) The Company paid or accrued $25,000 for administration fees to a company controlled 50% by an officer.

The transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

7. FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, accounts payable and accrued liabilities and loans payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

8. STOCK BASED COMPENSATION

As permitted by the CICA Handbook Section 3870 "Stock Based Compensation and Other Stock Based Programs" ("Section 3870"), the Company has elected to measure compensation costs using the intrinsic value-based method for employee stock options. Under this method, no compensation expense is recognized when stock options are issued, as the exercise price of each option equals the minimum of the market value at the date immediately preceding the grant. Had the compensation costs been determined based on the fair value of the options at the grant date using the Black-Scholes option pricing model, additional compensation expense would have been recorded in the statement of operations of the period, with pro forma results presented below:

8. STOCK BASED COMPENSATION (cont'd...)

		Nov 30, 2003
Loss as reported	$	(378,670)
Compensation expense under Section 3870		(74,250)
	$	(452,920)
Pro forma loss per share	$	(0.13)

The following weighted average assumptions were used for the Black-Scholes valuation of stock options granted during the period:

Risk-free interest rate:	4.32%
Expected life of options:	5 years
Annualized volatility:	412.09%
Dividend rate:	0%

9. SUBSEQUENT EVENTS

a) The Company completed a private placement consisting of the sale of 1,111,111 units at a price of $0.225 per unit for total proceeds of $250,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase one additional common share of the Company for $0.30 per share.